

September 3, 2014

Via E-mail
Mr. Philip P. Conti
Chief Financial Officer
EQT Corporation
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

      Re: **EQT Corporation**
             Form 10-K for Fiscal Year Ended
             December 31, 2013
             Filed on February 20, 2014
             File No. 001-03551

Dear Mr. Conti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 22

Natural gas, BTU premium, NGL and crude oil production and pricing, page 23

1.   Please provide, as supplemental information, a reconciliation of total natural gas and oil production quantities for 2013 per the presentations on pages 25 and 109 to corresponding amounts appearing in the tables on pages 34 and 36.

2.   The presentation on page 25 presents production quantities on a combined basis, while the presentations on pages 34 and 36 appear as though they may include volumes in excess of your actual production. In view of this, explain to us which of the presentations on pages 25, 34 or 36 is intended to satisfy the requirements of Item 1204(a) of

Regulation S-K. In this regard, note that you are required disclose production, by final product sold, on an "as sold" basis.

Form 8-K dated July 24, 2014

Exhibit 99.1

3.   The financial measures provided in Exhibit 99.1 include a presentation of adjusted cash flow per share. Please note that presentation of cash flow per share is not consistent with the guidance in Compliance and Disclosure Interpretation 102.05 or Financial Reporting Codification 202.04. Please revise your presentation accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant

cc: Theresa Bone